

**ENERNORTH INDUSTRIES INC.**

## EnerNorth Reports 1st Quarter Results

Toronto, Canada – November 14, 2006 – **EnerNorth Industries Inc.** (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has filed its unaudited consolidated financial statements and management's discussion and analysis for the three month period ended September 30, 2006 expressed in Canadian dollars. Below is a summary of financial and operational highlights for the three month period ended September 30, 2006. For full details of EnerNorth's unaudited consolidated financial statements and management's discussion and analysis, visit www.sedar.com or www.sec.gov

| | As of and for the Three Month Period Ended Sept. 30, | |
|---|---|---|
| | 2006 | 2005 |
| FINANCIAL INFORMATION: | | |
| Oil and gas revenue | $ 399,002 | $ 325,247 |
| Less: royalties | 90,695 | 38,165 |
| Net revenue | 308,307 | 287,082 |
| | | |
| Net loss for the period | (960,798) | (4,609) |
| Net loss per share | $ (0.22) | $ (0.001) |
| Total assets | 15,017,572 | 16,063,026 |
| Total financial liabilities | 11,436,214 | 8,987,661 |
| OPERATIONS: | | |
| Average Daily Production | | |
| Natural gas (mcf per day) | 444 | 231 |
| Natural gas liquids (bbls per day) | 6 | 13 |
| Crude oil (bbls per day) | 12 | 11 |
| Total (boe per day) | 92 | 62 |

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

EnerNorth Industries Inc. is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.272 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

*Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances unless required by securities law.*